April 8, 2005


Mail Stop 04-06

Ofer Segev
Chief Financial Officer
Attunity Inc.
40 Audubon Road
Wakefield, Massachusetts 01880

Re:  	Attunity Ltd.
	Amendment No. 3 to Form F-3
      Filed March 17, 2005
      File No. 333-119157

      Amendment No. 1 to Form 20-F Annual Report
      For the Period Ended December 31, 2003
      Filed on November 22, 2004
      File No. 0-20892

Dear Mr. Segev:

      This is to advise you that we have reviewed only that portion of the above registration statement and annual statement that relates to prior outstanding staff comments and your controls and procedures disclosure. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the comments issued to you in our staff comment letter dated March 24, 2005 concerning your Form 20-F annual report for the year ended December 31, 2003 will need to be resolved prior to the desired effective date for this Form F-3 registration statement.
Form F-3

2. Revise to include updated annual financial information.  See
Item
6 of Form F-3 and Item 8.A.4 of Form 20-F.

Form 20-F/A

Operating and Financial Review and Prospects, page 18

General
3. Disclosure in your 2002 20-F indicates that the BPI product as under development as of the end of 2002 and suggests that you expected BPI to represent a significant product offering in future periods. However, your disclosure does not appear to indicate that you had been experiencing delays in the development of BPI. Additionally, your disclosure does not appear to indicate that factors including the development delays and increased competition from superior products had led you to significantly reduce your projections for future revenue from the BPI product. To the extent that similar trends or uncertainties with respect to develop or in-process products or projects exist in future periods, disclose these trends or uncertainties and discuss the impact that they may have on your financial condition or results of operations. See SEC Release
No. 33-8350.

Financial Statements
Notes to Consolidated Financial Statements
Note 2:- Significant Accounting Policies, page F-12
Research and Development Costs
4. Your response to prior comment number 7 from our letter dated February 15, 2005 indicates that "capitalized software costs are amortized on a straight-line basis (which is greater than the amount computed using the ratio that current gross revenues for the product bear to the total of current and anticipated future gross revenues for the product)." Separately, your response to prior comment number
6 from that letter indicates that, to date, straight-line amortization has been greater than amortization based on the ratio of current revenue to projected total revenue. This suggests that you are consistently overestimating the amount of total revenue attributable to developed software products. In view of this, supplementally explain your basis for concluding that your estimates of future revenues are reasonable and reliable for purposes of determining amortization amounts and assessing the realizability of unamortized amounts. As part of your response provide copies or summaries of your amortization calculations for each of your three most recent years. Include sufficient detail to demonstrate how the amount of annual amortization for each product was determined. Clearly indicate current and expected future revenue for each product for each period.

5. We note the projected cash flows related to the Attunity Connect product provided as part of your response to prior comment number 6.
These projections call for increases in direct license revenue in excess of 50% for each of the next four years, and project total direct license revenue for 2008 that is in excess of seven times larger than the actual amount for 2004. Supplementally, explain to us your basis for concluding that these estimates are reasonable. As part of your response, describe any objective evidence you relied on to produce these projections. Additionally, explain how this revenue pattern is consistent with a five year economic life.
6. We note your statement that the national office of Ernst & Young has reviewed your accounting policies with respect to SFAS no. 86. Please provide us with the name and telephone number of the person in the E&Y national office whom you consulted with.
7. Based on information provided in your response to comment number 6 from our letter dated February 15, 2005, we understand that you developed and released four different versions of Attunity Connect between the fourth quarter of 2002 and the fourth quarter of 2004. Separately, we note disclosure under the risk factors section of your most recent 20-F indicating that you operate in a market characterized by rapid technological change. In view of these factors, supplementally explain to us your basis for concluding that five years represents a reasonable estimated economic life for your capitalized software development costs. Identify any objective evidence you have relied on to support this amortization period.

Note 5: - Software Development Costs, page F-21

8. Supplementally, explain to us what happens, both operationally and from a cost accounting stand point, to prior versions of your products when new versions are released. As part of your response, tell us whether you continue to sell or otherwise market prior versions. Additionally, explain how your accounting complies with questions 23 through 25 of the FASB Staff Implementation Guide to SFAS 86.
9. Supplementally, provide a schedule of gross and net software development costs, by product, as of each of your two most recent fiscal year ends.

						*  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Any questions should be directed to David Edgar at (202) 942-2806 or me at (202) 942-1922. Questions regarding legal issues should be directed to Neil Miller at (202) 942-1851. If you need additional assistance you may contact Tangela S. Richter, Branch Chief - Legal at (202) 942-1837 or Barbara C. Jacobs, Assistant Director, at (202) 942-1800.


							Sincerely,



							Brad Skinner
							Branch Chief - Accounting


cc:  	Steven J. Glusband, Esq. (via facsimile)
	Carter Ledyard & Milburn LLP
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Attunity Ltd.
File No. 333-119157
April 8, 2005
Page 1